AM 5-17-2004

OMB APPROVAL

UNITED STATES

OMB Number: 3235-0123

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-40178

04019532

ANNUAL AUDITED REPORT
FORM X-17A-5(A)
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

PROCESSING SECTION
MAY 18 2004

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2003 (MM/DD/YY) AND ENDING DECEMBER 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

AI SECURITIES, INC.

PROCESSED
MAY 19 2004
THOMSON FINANCIAL

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

33 UNION STREET
(No. and Street)

BOSTON (City) MA (state) 02108 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID ENNIS 617-367-4300
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BROWN & BROWN, LLP
(Name - if individual, state *last, first, middle name*)

90 CANAL STREET (Address) BOSTON (City) MA (state) 02114 Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 40-17a-5(e)(2)*

SEC 1410 (3-91) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I DAVID ENNIS swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AI SECURITIES, INC. as of DECEMBER 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

My commission expires: 2/27/2004

This report** contains (check all applicable boxes):

[X] (a) Facing page
[X] (b) Statement of Financial Condition.
[X] (c) Statement of Income (Loss).
[X] (d) Statement of Changes in Financial Condition.
[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[X] (g)Computation of Net Capital.
[ ] (h)Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[ ] (6)A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con- solidation.
[X] (l) An Oath or Affirmation.
[ ] (m)A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AI SECURITIES, INC.
(A Wholly-Owned Subsidiary
of Affirmative Investments, Inc.)

FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2003 AND 2002

AI SECURITIES, INC.

(A Wholly Owned Subsidiary of Affirmative Investments, Inc.)

Years Ended December 31, 2003 and 2002

Table of Contents

BROWN&BROWN

Brown & Brown, LLP | Boston | Portland | Worcester
Certified Public Accountants | Business and Financial Advisors

To the Board of Directors and Shareholder
AI Securities, Inc.
(A wholly-owned subsidiary of Affirmative Investments, Inc.)
Boston, Massachusetts

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statements of financial condition of AI Securities, Inc. (a wholly owned subsidiary of Affirmative Investments, Inc. - the "Company") as of December 31, 2003 and 2002 and the related statements of operations and retained earnings and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AI Securities, Inc. as of December 31, 2003 and 2002 and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained in the accompanying Schedules I and II are presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brown & Brown, LLP

Boston, Massachusetts
February 9, 2004, except for Note 2 which is dated May 4, 2004

90 Canal Street Boston, MA 02114 | Tel. 617 227-4645 | Fax 617 227-1256 | www.browncpas.com

AI SECURITIES, INC.
(A Wholly Owned Subsidiary of Affirmative Investments, Inc.)
Statements of Financial Condition
December 31, 2003 and 2002

	2003	2002
Assets		
Current assets:		
Cash	$ 8,030	$ 7,494
Accounts receivable	25,000	299,959
Deferred tax asset	3,385	-
Due from parent company	-	7,500
Total current assets	$ 36,415	$ 314,953
Liabilities and Shareholder's Equity		
Liabilities:		
Accrued management fee, related party	$ -	$ 287,000
Shareholder's equity:		
Common stock, no par value, 15,000 shares authorized, 1,000 shares issued and outstanding	10	10
Retained earnings	36,405	27,943
Total shareholder's equity	36,415	27,953
Total liabilities and shareholder's equity	$ 36,415	$ 314,953

The accompanying notes are an integral part of these financial statements.

AI SECURITIES, INC.
(A Wholly Owned Subsidiary of Affirmative Investments, Inc.
Statements of Operations and Retained Earnings
Years Ended December 31, 2003 and 2002

	2003	2002
Income:		
Consulting fees	$ 711,027	$ 723,194
Monitoring fees	34,506	21,870
Other fees	220	824
Interest income	194	157
Total income	745,947	746,045
Expenses:		
Management fee, related party	732,500	681,915
Accounting	6,500	6,500
Miscellaneous	1,870	1,894
Legal	-	45,000
Total expenses	740,870	735,309
Income before income taxes	5,077	10,736
Income tax (expense) benefit	3,385	(2,243)
Net income	8,462	8,493
Retained earnings, beginning of year	27,943	19,450
Retained earnings, end of year	$ 36,405	$ 27,943

The accompanying notes are an integral part of these financial statements.

AI SECURITIES, INC.
(A Wholly Owned Subsidiary of Affirmative Investments, Inc.)
Statements of Cash Flows
Years Ended December 31, 2003 and 2002

	2003	2002
Cash flows from operating activities:		
Net income	$ 8,462	$ 8,493
(Increase) decrease in deferred tax asset	(3,385)	2,243
Changes in operating assets and liabilities:		
Accounts receivable	274,959	(297,459)
Due from parent company	7,500	-
Accrued expenses	(287,000)	287,000
Net increase in cash	536	277
Cash, beginning of year	7,494	7,217
Cash, end of year	$ 8,030	$ 7,494

The accompanying notes are an integral part of these financial statements.

AI SECURITIES, INC.
(A Wholly Owned Subsidiary of Affirmative Investments, Inc.)
Notes to Financial Statements
December 31, 2003 and 2002

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business
AI Securities, Inc. (the "Company"), a Massachusetts corporation, is a registered broker-dealer under the provisions of the Securities Exchange Act of 1934. The Company engages in consulting and brokering the sale of private placements and limited partnership interests in real estate tax shelter credits for low-income housing, as well as socially responsible investment advisory services for clients primarily within Massachusetts. The Company is a wholly-owned subsidiary of Affirmative Investments, Inc. (the "Parent").

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes
The Company is included in the consolidated federal and state income tax returns of the parent, pursuant to a tax sharing agreement. In the event that the Company has taxable income/loss, an income tax provision/benefit would be reflected as though the Company filed separate tax returns, using the combined group federal and state tax rates.

Pursuant to Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes", the Company accounts for income taxes using the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on the deferred tax assets and liabilities due to a change in tax rates is recognized in operations in the period that included the enactment date. Management believes taxes allocated under the Parent's tax sharing agreements will be immaterial. At December 31, 2003 and 2002, the Company did not have a deferred tax asset.

Revenue recognition
The Company enters into contracts with customers calling for consulting fees to be paid during the term of the arrangement, and an additional fee paid out based on a fixed percentage of the total consideration paid once the closing, financing, etc. (the "Transaction") is finalized. Accordingly, management recognizes consulting fees in revenue for the period earned, with separate revenue recognition once the transaction is finalized. Additionally, the Company recognizes monitoring fees based on contract terms.

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES -(Continued)

Fair Values of Financial Instruments

The Company's financial assets and liabilities are reported in the statement of financial condition at market or fair value, or at carrying amounts that approximate fair value. Financial instruments consist principally of cash and cash equivalents, receivables and payables.

NOTE 2 - CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Rule 15c3-1 requires the maintenance of minimum net capital of $5,000, as defined, and requires that aggregate indebtedness, as defined, shall not exceed 15 times net capital. At December 31, 2003 and 2002, the Company had net capital, as defined, of $8,030 and $7,494 which exceeded the required net capital by $3,030 and $2,494, respectively.

At December 31, 2003 there were differences between the audited net capital computation and the computation prepared by AI Securities, Inc. due to audit adjustments, however there was no effect to the net capital amount. Subsequent to issuance of the audited financials dated February 19, 2004, the Company was notified that there was a net capital violation. Pursuant to its expense sharing agreement with its Parent, the Company is required to reverse the discretionary management fee payable of $20,000 to its Parent in order to correct its net capital calculation as of December 31, 2003. See supplemental Schedule I, which has been revised as of May 4, 2004.

NOTE 3 - RELATED PARTY TRANSACTIONS

Management Fee

The Company pays management fees for the expenses incurred on its behalf to its Parent. As per the expense sharing agreement, this management fee includes allocations of office rent, personnel costs, and general office overhead, financial consulting for housing development and the costs associated with structuring, syndicating, and placement of limited partnerships. Management fees charged by the Parent were $752,500 and $681,915 for the years ended December 31, 2003 and 2002, respectively.

The Company transfers money to the Parent throughout the year towards its management fee. At December 31, 2003 and 2002, there was $0 and $287,000 due to the Parent.

NOTE 4 - INCOME TAXES

The Company's total deferred tax asset at December 31 2003 is $3,385. The deferred tax assets are the result of net operating losses. These losses are assumed to be used in the consolidated tax returns of the parent company.

AI SECURITIES, INC.
(A Wholly Owned Subsidiary of Affirmative Investments, Inc.)
Notes to Financial Statements
December 31, 2003 and 2002

NOTE 5 - MAJOR CUSTOMERS

The Company received approximately 94% and 87% of its revenue from three customers for the years ended December 31, 2003 and 2002, respectively.

AI SECURITIES, INC.
(A Wholly Owned Subsidiary of Affirmative Investments, Inc.)
Computation of Net Capital Pursuant to Rule 15c3-1
December 31, 2003

Schedule I

	Audited Net Capital 2003	As originally filed 2003
Capital:		
Common stock	$ 10	$ 10
Retained earnings	36,405	40,894
Total capital	36,415	40,904
Nonallowable assets:		
Accounts receivable	25,000	32,874
Deferred tax asset	3,385	-
Total nonallowable assets	28,385	32,874
Net capital	8,030	8,030
Minimum net capital required	5,000	5,000
Excess net capital	$ 3,030	$ 3,030

AI SECURITIES, INC.
(A Wholly Owned Subsidiary of Affirmative Investments, Inc.)
Computation of Reserve Requirement Pursuant to SEC Rule 15c3-3
December 31, 2003 and 2002

Schedule II

AI Securities, Inc. is exempt from the reserve requirements pursuant to SEC Rule 15c3-3 under paragraph (k) (2) (ii).

BROWN&BROWN

Brown & Brown, LLP | Boston | Portland | Worcester
Certified Public Accountants | Business and Financial Advisors

To the Board of Directors and Shareholder
AI Securities, Inc.
(A wholly-owned subsidiary of Affirmative Investments, Inc.)
Boston, Massachusetts

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE

In planning and performing our audit of the financial statements of AI Securities, Inc., (a wholly owned subsidiary of Affirmative Investments, Inc.), for the year ended December 31, 2003, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons; and
2. Recordation of differences required by rule 17a-13; and
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

90 Canal Street Boston, MA 02114 | Tel. 617 227-4645 | Fax 617 227-1256 | www.browncpas.com

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SECs objectives. In addition, the Company was in compliance with the exemptive provisions of Rule 15c3-3 at December 31, 2003 and further, no facts came to our attention indicating that the Company was not in compliance with such conditions during the year ended December 31, 2003. All customer transactions cleared through another broker-dealer on a fully disclosed basis.

This report is intended solely for the information and use of management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brown & Brown, LLP

Boston, Massachusetts
February 9, 2004